767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 22, 2021

VIA EDGAR TRANSMISSION

Jennifer López

Staff Attorney

Office of Trade and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	First Watch Restaurant Group, Inc.

Registration Statement on Form S-1

Filed September 7, 2021

File No. 333-259360

Dear Ms. López:

On behalf of our client, First Watch Restaurant Group, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated September 16, 2021. In connection with such response, the Company will be publicly filing, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (File No. 333-259360) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Registration Statement on Form S-1 Filed September 7, 2021

Exhibits

Exhibit 3.1 Form of Amended and Restated Certificate of Incorporation

1.

We note that the exclusive forum provision in your Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 is not consistent with the disclosure on pages 60 and 149 of your registration statement. In this regard, your Amended

Jennifer López Securities and Exchange Commission September 22, 2021

and Restated Certificate of Incorporation provides that the Court of Chancery “or, if the Court of Chancery lacks jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware” shall have jurisdiction, but the registration statement does not say the same. Further, your registration statement states that “[p]ursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America,” but such language does not appear in your Form of Amended and Restated Certificate of Incorporation. Please revise to ensure consistency.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 152 of the Registration Statement and has revised Section 11.1(b) of the Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Christopher A. Tomasso
Chief Executive Officer
First Watch Restaurant Group, Inc.